Exhibit 99.1

ObsEva appoints David Renas as Chief Financial Officer

Geneva, Switzerland and Boston, MA – January 4, 2021 – ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a clinical-stage biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health, today announced the appointment of David Renas as Chief Financial Officer (CFO) and member of the company’s Executive Committee, effective today. He will be based in the U.S.

“David has demonstrated a track record of leadership and we are delighted to welcome him onto the executive team,” said Brian O’Callaghan, Chief Executive Officer of ObsEva. “I’m confident he will play a key role in further strengthening our relationships with investors and potential partners as we prepare to file a new drug application (NDA) in the U.S. in the first half of 2021 for Yselty, for the treatment of heavy menstrual bleeding and pain associated with uterine fibroids in pre-menopausal women, and further develop Ebopiprant for the treatment of pre-term labor following the recent release of our positive Ph II data.” “I would also like to thank our Chief Administrative Officer (CAO), Fabien de Ladonchamps, for the wonderful job he has done as interim CFO”.

David Renas joins ObsEva with more than 30 years of financial and legal experience, including 15 years within the pharmaceutical and life sciences industry. Most recently, he served as CFO at Petra Pharma and CFO and General Counsel at Sangart, where amongst other accomplishments he helped guide the company through 11 clinical trials conducted across 20 countries. David Renas also served as a Partner at Adkins Black LLP. Prior to focusing on the life sciences industry, he was an attorney in private practice with Gray Cary Ware & Freidenrich (now DLA Piper) and Foley & Lardner, and a CPA at Deloitte. David Renas holds a Bachelor of Arts in Economics from Stanford University and a Juris Doctorate from the University of California at Davis.

“I am thrilled to be joining as CFO at such an important time in the development of ObsEva which has recently submitted a Marketing Authorization Application (MAA) for its lead product Yselty for uterine fibroids to the European Medicines Agency (EMA) and has an anticipated NDA submission in 1H 2021. I look forward to working with the exceptional team on this exciting journey,” said David Renas.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor, and improving embryo transfer outcomes following in vitro fertilization. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol "OBSV" and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "believe," "expect," "may," "plan," "potential," "will," and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development of ObsEva’s product candidates, and ObsEva’s plan to submit its MAA in Europe and NDA in the United States. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials, clinical development and related interactions with regulators, , ObsEva’s reliance on third parties over which it may not always have full control, the impact of the novel coronavirus outbreak, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2019, the Risk Factors disclosed in ObsEva’s Report on Form 6-K filed with the Securities and Exchange Commission (SEC) on November 5, 2020 and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office contact

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550